August 19, 2013

Via FACSIMILE

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Matthew M. Crispino, Attorney-Advisor

RE:	SHOPEYE, INC. AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JUNE 20, 2013 FILE NO. 333-189481

Mr. Crispino:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to ShopEye, Inc.(the “Company”) dated July 12, 2013 regarding the above-referenced Registration Statement on Form S-1 (as amended)(the “Registration Statement”).

For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

STAFF COMMENT 1:

You disclose in Note 4 to your financial statements that your former sole officer and director, Mr. Marsh, resigned from the company on June 1, 2012 and that Ms. Corpuz became your sole officer and director and acquired Mr. Marsh’s shares in the company.  In the registration statement, however you refer to Ms. Corpuz as the founder of the company and state that she has held her office since the company’s inception.  Also, you state on Page II-1 that she, rather than Mr. Marsh, was issued 9,000,000 shares on May 11, 2011.  Please revise your registration statement to resolve these discrepancies.

RESPONSE:

We concur with the Staff and have modified the registration statement to correct the fact that Ms. Corpuz was not the founder, did not hold offices since inception, and her shares were acquired from Mr. Marsh.

STAFF COMMENT 2:

We note the reference in this section to your prior registration statement on Form S-1 (No. 333-176098) and your statement that none of the shares registered in that registration statement were sold.  Please tell us why you have not filed a post-effective amendment to deregister the unsold securities.  Refer to Item 512(a)(3) of Regulation S-K.  Also, reconcile the disclosure in this section with the statement in Note 4 to your financial statements that on May 1, 2012, you issued 350,000 shares of your common stock for $3,500 to six shareholders pursuant to the S-1 registration statement.

RESPONSE:

We concur with the Staff and have filed a post effective amendment to deregister the shares in the previous registration statement.  In addition, we corrected the reference in Note 4 on the sale of securities to the six shareholders.

STAFF COMMENT 3:

On page 17, you state that if the company sells 100% of the shares being offered, the proceeds will allow the company to continue at a basic subsistence level for 12 months.  Conversely, on page 30, you state that if you raise the maximum proceeds, you will have to sufficient funds to develop your retail shopping application prototype and part of the commercial product design.  Please explain how these tow statements are not inconsistent and revise your disclosures as necessary.

RESPONSE:

We concur with the Staff and have revised the disclosures to be consistent.

STAFF COMMENT 4:

Although you disclose that the selling shareholders are offering 650,000 shares of common stock, the table in this section indicates that the selling shareholders are offering 6,500 shares.  Please revise the table to eliminate this discrepancy.  Also, please disclose the natural person or persons with voting and dispositive authority over the securities being offer by Fore Partners, LLC.  Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

RESPONSE:

We concur with the Staff and have revised the security holder reference to comply with Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

STAFF COMMENT 5:

Please update your financial statements pursuant to Rule 8-08 of Regulation S-K.

RESPONSE:

We concur with the Staff and have updated our financial statements pursuant to Rule 8-08 of Regulation S-K.

STAFF COMMENT 6:

You indicate in the Exhibit Index that all of the exhibits have been “previously filed.”  Revise the index to explicitly state that the exhibits are being incorporated by reference from prior filings and identify the registration statement or report in which each exhibit was originally filed.  Refer to Item 601(a)(2) of Regulation S-K

RESPONSE:

We concur with the Staff and have updated the Exhibit Index and references.

STAFF COMMENT 7:

File with your next amendment a legality opinion that relates to the securities being registered in this registration statement.  Refer to Item 601(b)(5) of Regulation S-K.  For additional guidance, refer to Staff Legal Bulletin No. 19.

RESPONSE:

We concur with the Staff and included the legal option (see exhibit 5.1).

STAFF COMMENT 8:

We note you have not disclosed the conclusion of your principal officer on the effectiveness of your disclosures controls and procedures as of the end of the period covered by your report as required by Item 307 Of Regulation S-K.  Please revise your filing to provide this information or advise.  This comment also applies to your Forms 10-Q filed on January 10, 2012, April 4, 2012, October 10, 2012, January 10, 2013, and April 15, 2013.

RESPONSE:

We concur with the Staff and have updated our financial statements pursuant to Rule 8-08 of Regulation S-K.

STAFF COMMENT 9:

We note that you omitted from your certifications paragraph 4(c) related to the evaluation of the effectiveness of your disclosure controls and procedures.  Refile your full Form 10-K as an amendment with the corrected certifications.  Refer to Item 601(b)(31)(i) of Regulation S-K and Rule 15d-14(a) under the Exchange Act.

RESPONSE:

We concur with the Staff and have updated our Form 10-K to reflect the evaluation of our disclosure controls and procedures.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at ecorpuz650@gmail.com or 650-339-1077.

Sincerely,

/s/ Ethelinda Corpuz

Ethelinda Corpuz

Chief Executive Officer

Enclosure